INVESTOR DISCLOSURE PACKET

THE AUXILIARY CORD, LLC

(An Illinois limited liability company)

$1,500,000

Limited Liability Company Interests

THE AUXILIARY CORD, LLC

2223 Washington Street

Evanston, Illinois, 60202

September 12, 2022

Revised April 7, 2023

Revised December 13, 2023

Revised April 22, 2024

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Revised 22, 2024

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	The Auxiliary Cord, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Illinois
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 14, 2020
Kind of Entity (Check One)	______ Corporation __X___ Limited liability company ______ Limited Partnership
Street Address	2223 Washington Street Evanston, Illinois 60202 United States
Website Address	https://theauxevanston.com

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO ______X_______

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Tosha Wilson	
All positions with the Company and How Long for Each Position	**Position:** Managing member	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Police sergeant with the City of Evanston	
Principal Occupation During Last Three Years	Police sergeant	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** City of Evanston	**Business:** Police

Person #2

Name	Lori Laser	
All positions with the Company and How Long for Each Position	**Position:** Managing member	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Founder, The Growing Season, a non-profit + Mindfulness Teacher	
Principal Occupation During Last Three Years	Mindfulness teacher	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes ___X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:**

Person #3

Name	Tiffini Holmes	
All positions with the Company and How Long for Each Position	**Position:** Co-Developer	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Co-founder of Well Beings Chicago, LLC; Owner & Coach Total Transformation Solutions; HRBoost, LLC, an HR Consultancy	
Principal Occupation During Last Three Years	HR Consultant and Health Coach, Entrepreneur	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes ___X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #4

Name	Jacqueline White	
All positions with the Company and How Long for Each Position	**Position:** Co-Developer	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Police Officer at City of Highland Park	
Principal Occupation During Last Three Years	Police Officer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X___ Yes ______ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** City of Highland Park	**Business:** Police

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Tosha Wilson
Name	Lori Laser
Name	Tiffini Holmes

§227.201(d) – The Company's Business and Business Plan

See Exhibit A: Business Plan

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a 16,500 sq ft. of renovated commercial space for Black-owned businesses in Evanston, IL.

We are trying to raise a maximum of $1,500,000, but we will move forward with the Project and use investor funds if we are able to raise at least $150,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm on April 30, 2025, EST (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000 and the maximum amount you can invest is $50,0000. Investments above $1,000 may be made in $1000 increments (e.g., $1,000 or $2,000, but not $1,500). An investor may cancel his or her commitment up until 11:59 pm on April 28, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount	$150,000
Offering Deadline	April 30, 2025

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X____ Yes _________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,500,000
If Yes, how will the Company deal with the oversubscriptions?	_________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X____ We will accept subscriptions on a first-come, first-served basis. _________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $150,000:

Use of Money	How Much (approximately)
Cost of construction	$150,000
TOTAL	**$150,000**

If we raise the maximum goal of $1,500,000:

Use of Money	How Much (approximately)
Cost of construction	$1,500,000
TOTAL	**$1,500,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on the Small Change platform.[1] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Units." The price is $1,000 per each Unit.

We arrived at the price of Units as follows:

- We estimated how much money from investors we need to complete the project.

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[1] www.smallchange.co

- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- We set the value of the Units so Investors would receive a fair return based on those estimates.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Units" When you purchase a Unit, you will become an owner of the Company, which is an Illinois limited liability company. Your ownership will be governed by the Operating Agreement of the Company dated September 1 2022, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D: Operating Agreement.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the Operating Agreement, the source of the distribution is immaterial. Instead, all distributions will be made among Investors based on the number of Units owned by each Investor.

Obligation to Contribute Capital

Once you pay for your Units, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Voting Rights

Investors will not participate in the day-to-day management of the Company. Instead, the Company will be managed by a three-person Board of Managers, which may in turn appoint officers. However, Investors will have the right to remove Managers and appoint replacement Managers. Decisions of Investors will be made by a majority of the number of Investors, without regard to how many Units are owned by each Investor. Thus, an Investor who invested $1000 will have the same vote as an Investor who invested $50,000.

Mandatory Redemption

The Company will have the right to buy your Units at any time, for their fair market value as determined by the Company.

No Right to Transfer

Units will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Units without the Manager's consent.
- If you want to sell your Units the Company will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Units, as there would be for a publicly traded stock.

- For a period of one year, you won't be allowed to transfer the Units except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Units until the Company is dissolved.

Modification of Terms of Units

The terms of the Units may be modified or amended only with the consent of a majority of the number of Investors, without regard to how many Units are owned by each Investor.

Other Classes of Securities

As of now, the Company has no class of securities other than the Units.

Dilution of Rights

Under the Operating Agreement, a majority of Investors could vote to create additional classes of securities, including classes of securities with rights that are superior to those of the Units. For example, they could create a class of securities that has the right to vote and/or the right to receive distributions before the Units.

The Person Who Controls the Company

Three Managers are appointed to manage the Company, and together they have complete control. Each Manager will serve a term of two years initially and will automatically be appointed to additional two-year terms unless Investors (voting per capita, not by number of Units) elect someone else. Inception Managers are Tosha Wilson, Lori Laser, Tiffini Holmes and Jacqui White.

How the Manager's Exercise of Rights by the Managers Could Affect You

- The Managers have full control over the Company and the actions of the Managers could affect you in a number of different ways, including these:
- With the consent of Investors (voting per capita, not by number of Units), the Managers decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Managers sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Managers sells the project "too late," you could miss out on a favorable market.
- The Managers decide when to make distributions, and how much. You might want the Managers to distribute more money, but the Managers might decide to keep the money in reserve or invest it into the project.
- The Managers could decide to hire themselves or their relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Managers could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Managers decide on renting the project, including the terms of any lease.
- The Manager decides how much of their own time to invest in the project.

- With the consent of Investors (voting per capita, not by number of Units), the Managers could decide to raise more money from other investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Units was determined by the Company based on the Company's opinion about the value of the project.

The Company doesn't expect there to be any reason to place a value on the Units in the future. If we had to place a value on the Units, it would be based on the amount of money the owners of the Units would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the people running the Company will do a bad job.
- The risk that the people running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the people running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risk that your fellow Investors will out-vote you on important issues, including the election of Managers.
- The risks that the actions taken by the people running the Company – including those listed above under "How the Manager's Exercise of Rights by the Manager Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The Operating Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The Operating Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The Operating Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,500; plus

A success fee equal to 5% of the first $1 million raised and 4% of everything raised thereafter..

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	$0			

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None				

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the

current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.

- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Illinois Limited liability company Act on December 14, 2020. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan as soon as the Offering closes. We will also raise additional funds through philanthropy to finance the majority of the costs.

If we cannot raise money in this Offering or cannot raise sufficient funds to cover all of the project costs, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is grants.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit G: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.theauxevanston.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in *Exhibit B: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no other important information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

EXHIBIT A: BUSINESS PLAN

Highlights

- **Black-led.** Project led and owned by a Black team of community leaders
- **Entrepreneurs of Color.** A vibrant space for Black entrepreneurs, wellness practitioners, and the community
- **Wellness hub.** Services support all aspects of physical, emotional, environmental, financial, and social wellness
- **Revitalization.** Repurposes a vacant property into a thriving commercial space
- **Culture and community.** Intentionally designed spaces for community gatherings and arts and cultural programming
- **Return.** 100% of net operating income after any debt payments and reserve is distributed pro-rata to investors

About the Vision


the AUX
Connect to
Wellness & Prosperity
Together.

OUR STORY

The Aux is an audacious and innovative journey to redirect capital and power to Black entrepreneurs who are ready to grow a model for inclusive development and community wealth building. Powered by a one-time philanthropic investment, The Aux will bring to life a vacant factory transforming it into a vibrant, self-sustaining hub for Black-owned businesses offering health and wellness services to thousands in the community.

AUX GOALS

IMPROVE HEALTH by increasing access to Black-owned businesses providing mental wellness supports, doula services, fitness classes, wellness products and healthy food.

BUILD SHARED PROSPERITY by developing a hub for entrepreneurs of color, creating jobs and providing opportunities for community investors.

STRENGTHEN COMMUNITY by transforming a vacant factory into a vibrant space where local businesses thrive and community members of all walks gather to eat, shop, learn, celebrate and be well.

OUR NEED

Why Evanston? Because inequity persists even here. There is a 13-year difference in life expectancy in our historically redlined Black communities. Barriers to opening business persist for established entrepreneurs. It's time to change the script.

OUR VISION

The Aux will be home to thriving Black-owned businesses offering an array of holistic wellness services. Our whole community will have access to good food, calm minds, healthy bodies and great conversations.

OUR INSPIRATION

The Aux is inspired by the Sherman Phoenix, a Milwaukee hub that is home to 30+ Black-owned businesses. Although only 20% of Black-owned businesses nationally survive the first 18 months, 89% of Sherman Phoenix's founding businesses are still in operation after five years. The Aux brings this cutting-edge model to the Chicago area.

CONTACT US

www.theauxevanston.com
TheAuxEvanston@gmail.com
2223 Washington Street
Evanston, IL 60202

TENANTS

To advance entrepreneurship in communities of color, The Aux will provide high-quality commercial space, offer technical assistance, and provide opportunities for shared marketing and peer learning.


The Laundry Cafe
The Laundry Cafe
The Laundry Cafe


Sokana Collective


Chef Q's Kitchen


KAYLA
TBF DIAGNOSTIC
ALISHA
TBF DIAGNOSTIC
TBF Diagnostics


Smoothie RX

Physical & Mental Wellbeing

Aux Wellness Collective

Providing mindfulness, movement, meditation and stress reduction education & services through a collective of wellness practitioners.

Cielo Agave

Offering energy healing, meditation, dance therapy, and breath work.

TBF Diagnostics

Providing blood testing, drug testing and DNA testing to help monitor health status.

Sokana Collective

Supporting families through all fertility and birthing journeys and providing training and education to doulas of color.

Fitness Rep

Offering personal training, health coaching and fitness classes for all ages.

Healthy Food

Chef Q's Kitchen

Offering high-end catering, culinary arts training, youth cooking and gardening classes, and meal delivery.

Smoothie RX

Increasing access to healthy foods through fresh veggie and fruit smoothies, bowls and wellness shots.

Financial Health

Sunshine Enterprises

Providing education, technical assistance and office space to entrepreneurs of color.

Aux Marketplace

Pop-up market spaces are available to new and growing entrepreneurs.

Social Health

The Laundry Cafe

Providing full laundry services in a relaxing atmosphere with cafe offerings and community programming.

Embrace Your Crown

Offering hair salon and beauty bar services to support positive self esteem and spirit.

Aux Ikun

Providing a vibrant gathering space for community programs and arts & cultural events.

The Aux anchor tenant spaces are 90% commited. Contact us to find out more information about pop-up market spaces or becoming an Aux tenant partner.

A PEAK INSIDE

The Aux will become home to a self-sustaining collective of businesses and organizations offering holistic community wellness services.


THE AUX IKUN
the
AUX
EVANSTON


SMOOTHIE RX
STORAGE
TENANT B
EMBRACE YOUR CROWN
IKUN
STUDIO AUX
MAILROOM
CHEF Q
BACK CORRIDOR
TENANT A
SUNSHINE ENTERPRISES
THE LAUNDRY CAFÉ
ENTRY CORRIDOR AND VESTIBULE
RESTROOMS
TBF DIAGNOSTICS
THE AUX WELLNESS COLLECTIVE
PLANTER
FLOOR PLAN
N

The Aux Team: Women-Led Development

Co-Developer Team
Tiffini Holmes
Lori Laser
Jacqui White
Tosha Wilson
Juli Kaufmann (support)

Technical Team
Fix Development
Nia Architects
Ujamaa Construction


BLACK ENTREPRENEUR




the
AUX





the AUX

Opening Planned 2024


the
AUX

$10M Campaign Goal

WHY DONATE?

- Promote healing by creating an inclusive community space offering wellness services for physical, mental, financial, spiritual and social wellbeing
- Strengthen entrepreneurship by supporting diverse business owners and providing technical assistance
- Create jobs and training opportunities for residents and young people
- Provide inclusive pathways to community wealth with opportunities for neighbors to directly invest as owners

JOIN OUR DONORS

Associated Bank
Bessmer Trust
Chicago Community Trust, Searle Funds
City of Evanston
Evanston Community Fdn
Frankel Family Fdn
Goldman Sachs
Kataly Fdn
Kirkland & Ellis
Lewis Sebring Fdn
Malnati Family Fdn
The Mather
Northshore Health / Endeavor
Sidley Austin
State of Illinois
Trott Family Philanthropies
William Blair
100+ Individuals
65+ Community Investors

IMPACT

40+	Black-Owned Businesses supported as tenants & vendors
40+	Entrepreneurs of color receiving technical support from Sunshine Enterprises
30+	Permanent Jobs
120+	Construction Jobs
60%	Women and Minority-Owned Contractors
200+	Community Owners
10,000+	Accessing Wellness Services and Programs

SUPPORT US

The Aux seeks $3.5M in philanthropy and equity to complete the $10M budget.

DONATE thru The Growing Season. https://bit.ly/GrowTheAux

INVEST thru Small Change to become a community owner. http://bit.ly/AuxSmallChange

OPEN DOORS to donors passionate about equity and community wellness.

THE AUX IN PARTNERSHIP WITH THE GROWING SEASON

TheAuxEvanston@gmail.com
www.theauxevanston.com
312-320-8233

The Aux
2223 Washington Street
Evanston, IL 60202

The Growing Season
1603 Orrington Ave, 16th Fl.
Evanston, IL 60201

About the Project

The Auxiliary Cord LLC (the "Company") has purchased a 16,500 square foot warehouse located at 2223 Washington Street in Evanston, IL 60202 (the "Property").[2] The Company plans to fully renovate the building, converting it into a commercial hub (The "Aux" or "Project") for Black-owned small businesses and organizations that focus on community wellness.

To date, anchor tenants committed to locating in the Aux include:

- The Aux Wellness Collective - a Black-owned wellness center with a full range of programming promoting mind, body and spirit wellbeing for adults and youth.[3]
- The Laundry Café - a Black-owned full-service laundry set in a relaxing, modern environment with plans for a wifi cafe, family programs and cultural events.[4]
- Chef Q Ibraheem - an award-winning chef and food justice advocate, who plans to operate a commercial kitchen for her catering company, cooking and gardening classes, and community events.[5]
- Embrace Your Crown - a Black-owned hair, beard, and lash salon.
- The Growing Season - a nonprofit organization that plans to host mindfulness and wellness programming.[6]
- Sunshine Enterprises - a nonprofit organization that helps under-resourced entrepreneurs start or build their business and community.[7]

The Aux is also planning space for pop-up businesses, in order to provide accessible marketplace options for new and emerging entrepreneurs. Entrepreneurial training programs, offered by Sunshine Enterprise, along with affordable coworking spaces, private office spaces, and mailbox services will supplement and strengthen support services to be provided by The Aux for emerging and growing entrepreneurs in the community.

The Aux team has engaged Nia Architects and Ujamaa Construction – both Black-owned firms – to lead the design and construction process for the project.[8] [9] Transformation of the building, formerly a vegetable processing industrial plant into a multi-tenant commercial building, will require overhauling all systems and remaking of space configurations to create The Aux.

---

[2] https://goo.gl/maps/mqnM8YfG9eCeMmuN9

[3] https://www.wellbeingschicago.com/

[4] https://www.tlcevanston.com/

[5] https://www.chefqibraheem.com/

[6] https://www.thegrowingseason.com/

[7] https://www.sunshineenterprises.com/

[8] https://niaarch.com/

[9] https://ujamaaconstruction.com/

Current design plans include physical space for: a range of wellness service providers, food and beverages vendors, and creative makers; spaces to host and support entrepreneurs; gathering areas for cultural and educational programming; and retail space for product sales:

- **The IKUN.** Our central gathering space, able to host up to 150 people.
- **Permanent Spaces.** Five service-oriented tenant spaces ranging from 500 - 2000 square feet and two anchor tenant spaces with larger spaces for a laundromat and wellness training center.
- **Five pop-up market spaces.** These are spaces designed to be rented for 3 - 12 months by entrepreneurs testing products and services in a smaller, adaptive brick and mortar option.
- **Five private offices and co-working space.** These are spaces designed to be rented for 3 - 12 months by entrepreneurs scaling up a business idea that would benefit from dedicated office space in a business setting.
- **Kitchen and outdoor gardens.** A dedicated commercial kitchen will be operated by an anchor catering company but also made available for rent to start-up entrepreneurs. Food-producing gardens are integrated into the tenant's use and serve also as an educational space.

Schematic designs are complete and design development is underway. Construction is scheduled to begin late 2022 with the building ready for occupancy in late 2023. The Aux team intends to engage a third-party property manager to address day-to-day operations and tenant management.

About the Building




KEY PLAN
EXISTING AND FUTURE SWITCH GEAR
5 4 3 2 1
6
7
8 ADA
DECORATIVE LANDSCAPE PLANTING BED
29 PARKING SPACES
9 ADA VAN
10
11
12
13
14
15
16
17
29
28
27
26
25
24
23
22
CONCRETE WALKWAY
DECORATIVE LANDSCAPE PLANTING BED
18 19 20 21
PATIO PAVERS
CONCRETE WALKWAY
GATE TO AUXILIARY STAFF PARKING LOT
LOADING DOCK PARTIALLY FILLED IN TO CREATE CONNECTION FROM AUXILIARY STAFF PARKING TO REST OF THE BUILDING
CONCRETE WALKWAY
DECORATIVE PLANTINGS ON ONE OR BOTH SIDES OF WALKWAY, POTENTIALLY PRODUCE


KEY PLAN
EXTENT OF DEMOLITION DEPENDENT ON STATE OF EXISTING WINDOWS, DOOR SYSTEMS, & STRUCTURE SUPPORTING STEEL HEADER. MAY JUST BE WINDOW REPLACEMENT, BUT PRICING BASED ON FRAMING OUT WHOLE AREA WITH NEW WINDOWS.


KEY PLAN
BATHROOM
SELF SERVICE LAUNDRY
101-00
1671 SF
THEATER
101-02
1247 SF
STAGE
CAFE
101-01
241 SF
STORAGE
100-12
293 SF
TEMP. POP UP RETAIL
IKUN
100-00
919 SF
DROP AND FOLD WITH STORAGE
101-03
655 SF
EMBRACE YOUR CROWN
STUDIO AUX
100-01
201 SF
MECHANICAL
100-10
258 SF
MAIN ENTRY
100-11
663 SF
BEVERAGE TENANT
107-00
507 SF
MULTIPURPOSE
102-03
890 SF
AUXPOTHECARY
103-00
475 SF
WELL BEINGS TRACK
102-01
1128 SF
CHEF Q
106-00
1002 SF
WELL BEINGS ENTRY
103-00
145 SF
SUNSHINE ENTERPRISES OFFICE
105-00
1408 SF
GROWING SEASON
104-00
780 SF
EXERCISE ROOM
102-02
1015 SF
OFFICE/ TREATMENT ROOM
TREATMENT ROOM
102-08
148 SF
TREATMENT ROOM
102-07
118 SF
WELL BEINGS GYM
102-06
429 SF
LEVEL 1
1/8" = 1'-0"


KEY PLAN
ROOF PLAN
1/8" = 1'-0"


KEY PLAN
REFLECTED CEILING PLAN LEVEL 1
1/8" = 1'-0"




the
AUX


NEW METAL COPING AT NEW ROOF
NEW CLERESTORY WINDOWS
NEW METAL PANEL CURTAIN WALL
NEW METAL CANOPY
EXISTING BRICK TO REMAIN & RESTORED
NORTH ELEVATION
1/8" = 1'-0"


NEW METAL PANEL CURTAIN WALL
EXISTING BRICK TO REMAIN & RESTORED
NEW CLERESTORY WINDOWS
NEW METAL COPING AT NEW ROOF
EXISTING BRICK TO REMAIN & RESTORED
EXISTING METAL TO REMAIN & PAINTED
NEW GLASS CURTAIN WALL
BUILDING SIGNAGE
NEW METAL CANOPY
NEW STOREFRONT SYSTEM
NEW STOREFRONT SYSTEM TO MIMIC NEW GLASS OVERHEAD DOOR
NEW GLASS OVERHEAD DOOR


NEW METAL COPING AT NEW ROOF
NEW CLERESTORY WINDOWS
EXISTING BRICK TO REMAIN & RESTORED
EXISTING STONE BANDING TO REMAIN & RESTORED
NEW METAL PANEL CURTAIN WALL
NEW INSULATED METAL PANEL SYSTEM
NEW GLASS GARAGE DOORS
NEW METAL DOORS
IKUN ROOF 23' - 0"
NEW METAL CANOPY
NEW GLASS CURTAIN WALL
NEW WINDOWS

2 SOUTH ELEVATION
1/8" = 1'-0"


NEW METAL COPING AT NEW ROOF
NEW CLERESTORY WINDOWS
IKUN ROOF 23' - 0"
LEVEL 2 7' - 3"
EXISTING BRICK TO REMAIN & RESTORED
NEW INSULATED METAL PANEL SYSTEM

1 WEST ELEVATION
1/8" = 1'-0"



3 WELL BEINGS WINDOW VIEW SOUTH
1/4" = 1'-0"



4 WELL BEINGS WINDOW VIEW EAST
1/4" = 1'-0"



1 CHEF Q ELEVATION
1/4" = 1'-0"



2 MAIN ENTRY WINDOW VIEW
1/4" = 1'-0"


EXISTING ROOF 14' - 6"
LEVEL 2 7' - 3"

5 LAUNDRY CAFE WINDOW VIEW
1/4" = 1'-0"






AUX
EVANSTON
nia


SELF SERVICE LAUNDRY
101-00
1671 SF
THEATER
101-02
1247 SF
CAFE
101-01
241 SF
DROP AND FOLD WITH STORAGE
101-03
655 SF
MECHANICAL
100-10
256 SF
MAIN ENTRY
100-11
663 SF
G
6
5.3
5
4.8
4.9
4.3
4
3.6
D
F F.1
F.5
G.1
KEY PLAN
ENLARGED THE LAUNDRY CAFE AREA PLAN


MULTIPURPOSE
102-03
890 SF
AUXPOTHECARY
103-00
475 SF
CHANGING BATHROOM
100-14
51 SF
WELL BEINGS TRACK
102-01
1128 SF
WELL BEINGS ENTRY
102-00
145 SF
OFFICE/ TREATMENT ROOM
102-04
120 SF
OFFICE/ TREATMENT ROOM
102-05
100 SF
EXERCISE ROOM
102-02
1015 SF
TREATMENT ROOM
102-06
148 SF
TREATMENT ROOM
102-07
118 SF
WELL BEINGS GYM
102-08
429 SF
D
FF.1
F.5
G.1
G
3.6
3
2.8
2
1.8
1.1
1


KEY PLAN

1 ENLARGED WELL BEINGS AREA PLAN
1/4" = 1'-0"


A
B
3.2
2.2
CHEF Q
106-00
1002 SF
SUNSHINE ENTERPRISES OFFICE
105-00
1408 SF
GROWING SEASON
104-00
780 SF
C
D
3
2.8
2
1.8
1.1
1


KEY PLAN

ENLARGED CHEF Q, GROWING SEASON, AND SUNSHINE ENTERPRISES AREA PLAN
1/4" = 1'-0"


BATHROOM
100-13
236 SF
JANITOR
104-17
23 SF
TEMP. POP UP RETAIL
100-07
33 SF
TEMP. POP UP RETAIL
100-08
153 SF
TEMP. POP UP RETAIL
100-09
98 SF
STORAGE
100-12
293 SF
EMBRACE YOUR CROWN
108-00
701 SF
IKUN
100-00
919 SF
TEMP. POP UP RETAIL
100-06
218 SF
STUDIO AUX
100-01
201 SF
BEVERAGE TENANT
107-00
507 SF
TEMP. POP UP RETAIL
100-05
32 SF
TEMP. POP UP RETAIL
100-02
51 SF
TEMP. POP UP RETAIL
100-04
168 SF
TEMP. POP UP RETAIL
100-03
65 SF
KEY PLAN
ENLARGED IKUN AREA PLAN


the
AUX


KEY PLAN




KEY PLAN
N




KEY PLAN
N


KEY PLAN
N




KEY PLAN
ROOF PLUMBING DEMOLITION PLAN


KEY PLAN
FIRST FLOOR PLUMBING PLAN


KEY PLAN

About the Team.


Nia Architects
Black-owned, Chicago-based firm
25 years experience
Committed to enhancing neighborhoods and communities
Anthony Akindele, Founding Principal
Jacob Peters, Project Designer
Ujamaa Construction
Black-owned, Chicago-based firm
Committed to maximizing workforce diversity and building capacity of Women and Minority-owned firms
Jimmy Akintonde, CEO & President
Fix Development
Milwaukee-based commercial real estate company with more than $25 million in main street projects
Proven experience using real estate as a tool for social change
Provides the Aux leadership team with technical assistance, project management and fund development support
Juli Kaufmann, President
Jessie Tobin, Project Support
the AUX

The Auxiliary Cord, LLC is leading the equity raise and developing The Aux in partnership with the Growing Season, a nonprofit organization, who has assembled a co-developer team of community

leaders. Tosha Wilson, Lori Laser, Tiffini Holms and Jacqueline White of the co-developers, will also act as the inception Managing Members for the Company.

Tosha Wilson is a 5th generation Evanstonian and co-owner of The Laundry Café.[10] Tosha received her bachelor's from Illinois State University and her master's degree in Children's Law and Policy from Loyola University School of Law in Chicago. Tosha has served the Evanston community in law enforcement since 2002 and is now a Sergeant, the first African American Evanstonian woman to be promoted within the Evanston Police Dept. In addition, she serves as a youth basketball coach and mentor. Throughout these roles, Tosha has learned that strong communities include healthy people, healthy choices, and healthy spaces.

Tiffani Holmes is an accomplished HR Strategist and certified Health Coach with over 19 years of combined coaching and consulting experience in Human Resources, life, and wellness.[11] As owner of Total Transformation Solutions and Co-Founder of Well Beings Chicago, Tiffini is able to live out her passion for partnering with people to improve their lives.[12] Additionally, Tiffini teaches entrepreneurs of color looking to start or grow their own businesses. Tiffini says, "People are truly my passion and helping them live well at home and work is my purpose."

Lori Laser is the founder and lead donor of The Growing Season and a co-developer of The Aux.[13] She is a passionate advocate for ensuring that all families have equitable access to healing and wellness resources. Lori is a graduate of the Engaged Mindfulness Institute and accredited with the International Mindfulness Teachers Association. Lori also serves as a Board Member for Grow Through Mindfulness, a non-profit devoted to improving individual lives and communities through instruction in mindfulness.

Jacqui White is a proud lifelong Evanston resident and co-owner of The Laundry Café. [14] She received her B.A in Psychology with a minor in Criminal Justice from Northeastern Illinois University. Jacqui has 20 plus years of experience serving communities in various social service capacities such as mentoring and coaching young women combined with 16 ½ years dedicated to law enforcement. As a mother raising a child in Evanston and an aspiring entrepreneur Jacqui wants to continue serving the community.

Juli Kaufmann, President of Fix Development, serves as lead technical advisor to The Aux Co-Developer team.[15] Fix Development is an award-winning Milwaukee-based commercial real estate company with more than $25 million in main street projects. Juli is a Co-Developer of The Sherman Phoenix and The Clock Shadow Building, both of which serve as inspirations for The Aux.

---

[10] https://www.linkedin.com/in/tosha-wilson-80a88b24/

[11] https://www.linkedin.com/in/tiffiniholmes/

[12] https://www.totaltransformationcoaching.com/

[13] https://www.linkedin.com/in/lori-laser-9820b9a7/

[14] https://www.tlcevanston.com/

[15] https://www.fixdevelopment.com/

About the Financial Model


the
AUX

What will it cost to build The Aux?

The Aux Redevelopment Budget

Budget *	Costs
Acquisition and pre-development	$1.0 million
Design & professional services	$1.0 million
Construction	$7.0 million
Building systems & tenant improvements	$1.0 million
TOTAL	**$10.0 million**

*Total budget costs may increase with construction delays and supply chain issues.

The Aux Financial Model

The Aux is using an innovative financial model to redress past inequities: pooling one-time public and philanthropic support with community owner-investors to create a self-sustaining building.

Lead donors catalyze the project by providing seed funding

Public Support and Philanthropy

\+

The Growing Season, Inc., our non-profit partner nurtures project development and secures additional philanthropic and public support

Non- Profit Partner

Community Equity

Community Investors retain ownership of the property once redeveloped and operating.



What is Community Equity?

How Does Community Equity Work?

- Equity investors purchase shares in the real estate.
- Investors receive proportional financial ownership and return for shares purchased.
- 1 investor = 1 vote on ownership decisions.

Community Equity: Why participate?

- Provides critical funding to complete the project
- Supports access to community wellness
- Creates opportunities for entrepreneurs
- Supports job creation
- Builds a community of champions to support Black business tenants
- Increases opportunities for community wealth-building

The Aux: Estimated operating budget

THE AUX - Estimated Operating Budget: Income & Expense Projections- 5 Years					
	Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
	2024	**2025**	**2026**	**2027**	**2028**
INCOME					
Net Base Rent Total	$ 168,915	$ 173,982	$ 179,201	$ 184,577	$ 190,114
Pass Through Cost Reimbursement	$ 220,600	$ 227,298	$ 233,942	$ 240,973	$ 248,223
TOTAL INCOME	**389,515**	**401,280**	**413,143**	**425,550**	**438,337**
OPERATING EXPENSES					
(examples of line items)					
Real Estate Taxes, Property Management Fees, Insurance, Snowplowing and removal/ Landscaping, Common Area Utilities, Water/Sewer / Stormwater Fees, Cleaning, Maintenance & Security, Internet					
TOTAL EXPENSES	**220,600**	**227,298**	**233,942**	**240,973**	**248,223**
Net Operating Income (NOI)	**168,915**	**173,982**	**179,201**	**184,577**	**190,114**
Anticipated Net Income After Reserve	**84,458**	**86,991**	**89,601**	**92,289**	**95,057**

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Associated with Early-Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth
- Developing its products and services
- Developing its brands
- Responding effectively to the offerings of existing and future competitors
- Attracting, retaining, and motivating qualified executives and personnel
- Implementing business systems and processes, including technology systems
- Raising capital
- Controlling costs
- Managing growth and expansion
- Implementing adequate accounting and financial systems and controls
- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guaranty that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its members. Managing members are elected by other members and likely will not have significant management training or experience.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guaranty we will be able to find it.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new business model. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Mandatory Redemption. The Company will have the right to buy your Units at any time for their fair market value, as determined by the Company.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will have limited rights to participate in the management of the Company. As outlined in the Operating Agreement, an initial managing member has been selected - which can be replaced from time to time as outlined through an election by all investors by new or additional managing members. This/These managing member(s) will manage all aspects of the Company and its business. Thus, you should not invest unless you are comfortable relying on the Company's management team.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.
- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible

for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

As a development project, The Aux has several concerns related to Covid-19 persisting. Employment levels across sectors have fluctuated dramatically, with peak levels of unemployment impact during outbreaks and then peak levels of employment and hiring difficulties post outbreaks. The effects of the pandemic on the hospitality and retail industry may particularly impact our equity investors if project developments are delayed or prospective tenants are impacted

Cost estimating on the project has been slower than usual due to contractor staffing issues caused by the pandemic. Although we are working from incomplete information, these trends may continue depending on the trajectory of the virus and the ability to re-open the economy. We do not know how long the pandemic will last or how its effects will continue to ripple through the American economy. In a best-case scenario these issues will be short-term only. In a worst-case scenario scheduling issues will continue and supply-chain and construction issues might impact our project over an extended period of time.

Retail Development - Potential Pandemic Impacts

Since the Aux has not yet opened, operations are not directly impacted. However, operations at the retail-driven center may be impacted in the future due to impacts of pandemic. We have learned that historically, shutdowns were enacted because of the COVID-19 pandemic. These shutdowns can result in some number of tenants requesting rent relief, as well as some number of tenants negotiating short-term deferrals of rent and CAM charges to be paid later..

Service-oriented tenants, especially those owned by single-store operators and small entrepreneurs, have high risk of default. An ongoing COVID-19 or other pandemic could ultimately cause certain small businesses to close. If that happens, The Aux management team would aggressively seek to fill any vacant spaces. , The COVID-19 Pandemic has had many effects on many industries. Most sectors have found ways to adapt, still serving customers, though perhaps in lower capacities than before. Other impacts cannot be mitigated as much. Here are some potential impacts and how we would respond:

Construction period risks

Construction supply chain interruptions, leading to higher costs for materials, or lower or delayed availability

- Permitting processes may be delayed due to limited in-person capacity at city offices, or hiring shortages
- An outbreak may cause labor shortages, which could cause construction delays.

Construction period risk mitigation

To mitigate these risks, we will try to source long-lead items earlier than normal. Total construction duration for the tenant improvements is expected to take three months, so even substantial delays should not dramatically impact holding costs or operating profits. The biggest goal is to open in time for robust business during the first summer, during which there are generally less severe outbreaks and impacts from COVID.

Operations risks

- An outbreak could require limited occupancy in certain tenant spaces, which could cause a reduction in revenue
- An outbreak could cause a labor shortage for staffing

Operations risk mitigation

The biggest impact of reduced gathering will be on reduced occupancy or reduced demand. If this occurred, we could expect to see revenue drop by 50% or more, while still having most of the same cost structure. In that event, we would likely reduce operating hours to just the most lucrative times- weekend evenings.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _______________, 2024, by and between The Auxiliary Cord, LLC an Illinois limited liability company (the "Company") and _________________ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of Interest.**

   1.1. In General. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, $_____________ of the Company's securities described in the Disclosure Document (the 'Interest). We refer to your limited liability company interest as the "Interest."

   1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

   We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

   You will not receive a paper certificate representing your Interest.

4. **Your Promises.**

   You promise that:

   4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.3. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.4. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.5. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Interest. Your investment will not violate any contract you have entered into with someone else.

4.6. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Interest, not on behalf of anyone else.

4.7. **Investment Purpose.** You are purchasing the Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.8. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.9. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.10. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Interest or made any finding relating to the value or fairness of the investment.

4.11. **Restrictions on Transfer.** You understand that the Interest may not be transferable, and that securities laws also limit transfer. This means you will probably be required to hold the Interest indefinitely.

4.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.13. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Interest.

4.14. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Interest.

4.15. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.16. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.17. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Interest.

6. **Re-Purchase of Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your Interest for an amount equal to the principal amount outstanding.

7. **Governing Law.**

Your relationship with us shall be governed by State of Illinois law, without taking into account principles of conflicts of law.

8. **Arbitration.**

8.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us arising from the purchase of the Interest (but not from the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

8.2. **Place of Arbitration; Rules**. All arbitration will be conducted in the State of Illinois unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

8.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

8.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

8.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall

not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

9. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

10. **Notices.**

All notices between us will be electronic. You will contact us by email at juli.kaufmann@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a “safe sender” so our emails do not get trapped in your spam filter.

11. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can’t sue us for anything else.

12. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

13. **Miscellaneous Provisions.**

13.1. **No Transfer.** You may not transfer your rights or obligations.

13.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

13.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word “Headings” in this paragraph), are used only for convenience and have no legal significance.

13.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

13.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: ___________________

Investor Signature

ACCEPTED: **THE AUXILIARY CORD, LLC**

By: __________________________

Tosha Wilson, Managing Member

EXHIBIT D: OPERATING AGREEMENT

OPERATING AGREEMENT

OF

THE AUXILIARY CORD LLC
(DBA: THE AUX EVANSTON)

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OPERATING AGREEMENT
OF
THE AUXILIARY CORD LLC

THIS OPERATING AGREEMENT is effective as of the 1st day of September 2022, by and among The Auxiliary Cord LLC, an Illinois limited liability company doing business as The AUX Evanston (the "**Company**"), the other parties set forth on Exhibit A and any other parties who from time to time become parties to or are otherwise bound by this Agreement as provided herein.

W I T N E S S E T H:

WHEREAS, concurrently herewith, the Company was formed under the Act (as hereinafter defined) by filing Articles of Organization with the Secretary of State of the State of Illinois; and

WHEREAS, the Members (as hereinafter defined) desire to set forth their understandings with respect to the Company as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I.
DEFINED TERMS

1.1 Definitions. Unless otherwise specified herein, the following terms shall have the following meanings:

"**Act**" means the Limited Liability Company Act of the State of Illinois, as amended from time to time.

"**Agreement**" means this Operating Agreement and all amendments and/or restatements hereto.

"**Available Funds**" means all cash earned or received by the Company (excluding any Capital Contributions) less (a) all fees and expenses of the Company; (b) other Company administrative costs and expenses; (c) service provider costs; (d) reimbursements paid to the Managers and Officers in respect of reasonable out-of-pocket expenses for their day-to-day management activities hereunder, including any such expenses incurred prior to the date hereof; (e) principal and interest payable on Company debt and capital expenditures; and (f) any amounts previously set aside as reserves or for operations as determined by the Managers in accordance with applicable law and in their reasonable discretion

"**Board Observer**" is defined in Section 5.8.

"**Capital Account**" means, with respect to each Member, the Capital Account maintained for such Member in accordance with Article IV.

"**Capital Contributions**" means, as to any Member at any time, such Member's capital contribution contributed to the Company.

"**Carrying Value**" means, with respect to any Company asset, the asset's adjusted basis for U.S. federal income tax purposes, except as otherwise provided in this definition. The Carrying Value of an asset contributed to the Company shall be equal to its Fair Market Value at the time of contribution. The

Carrying Values of all Company assets shall be adjusted to equal their respective Fair Market Values in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, in connection with (a) the acquisition of any additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution of more than a de minimis amount of Company property to a Member as consideration for an interest in the Company; (c) the distribution of Company property (other than money) to a Member; (d) the grant of Units or any other interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company within the meaning of Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii); and, provided further that adjustments pursuant to clauses (a) and (b) above shall be made only if the Managers in good faith determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Profits" and "Losses" rather than the amount of depreciation determined for U.S. federal income tax purposes.

"**Certificate**" means the Articles of Organization of the Company, as amended from time to time and filed in accordance with the Act.

"**Code**" means the Internal Revenue Code of 1986, as amended (or any corresponding provision of succeeding law).

"**Company**" is defined in the Preamble.

"**Company Legal Matters**" is defined in Section 12.12.

"**Company Minimum Gain**" shall have the same meaning attributed to "partnership minimum gain" as set forth in Regulations Section 1.704-2(b)(2) and Section 1.704-2(d).

"**Confidential Information**" is defined in Section 6.8.

"**Control**" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct and cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Counsel**" is defined in Section 12.12.

"**Covered Person**" is defined in Section 5.2.

"**Distribution**" means any distributions by the Company to the Members in accordance with this Agreement.

"**Fair Market Value**" means, with respect to any asset, the fair market value of such asset, as reasonably determined by the Managers. In the case of a Unit, Fair Market Value shall be determined by the Managers, in good faith, through the reasonable application of a reasonable valuation method.

"**Fiscal Year**" means the fiscal year of the Company as defined in Section 9.3.

"**Majority Consent**" means the consent of a majority in number of the Members (for clarity, not Members holding a majority of Units).

"**Managers**" is defined in Section 5.1.

"**Member**" means any Person who owns a Unit at the time of reference thereto and who is acting in such Person's capacity as a Member of the Company and any other Persons who from time to time sign joinder agreements accepted by the Company and thereby become parties to or are otherwise bound to this Agreement as Members, but, with respect to non-economic rights and benefits under this Agreement and/or the Act (where permissible), shall not include a Transferee who has not become a Substituted Member pursuant to Section 10.3.

"**Member Nonrecourse Debt**" shall have the meaning attributed to "partner nonrecourse debt" as set forth in Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" means an amount with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability (as defined in Regulations Section 1.752-1(a)(2)) determined in accordance with Regulations Section 1.704-2(i)(3).

"**Misconduct**" means fraud, bad faith, a knowing violation of law or willful misconduct.

"**Notice**" means a writing, containing the information required by this Agreement to be communicated to any Person, given or delivered in accordance with the requirements of this Agreement.

"**Officers**" is defined in Section 8.1.

"Percentage Interest" means with respect to a Member as of the date of determination, a fraction, expressed as a percentage, the numerator of which is the total number of Units held by such Member, and the denominator of which is the total number of Units held by all Members.

"Permitted Transferee" is defined in Section 10.1(b).

"**Person**" means any individual, partnership, limited liability company, corporation, trust, estate or other entity.

"**Profits" and "Losses**" means, for each Fiscal Year or other period, the Company's taxable income or loss for such year or period, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes and in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), which are not deductible in computing taxable income or loss, not properly capitalizable, and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be treated as deductible items and shall be subtracted from such taxable income or loss;

(c) If the Carrying Value of any Company asset is adjusted pursuant to the definition of "Carrying Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Carrying Value of the property disposed of notwithstanding that the adjusted tax basis of such property differs from its Carrying Value in accordance with Regulations Section 1.704-1(b)(2)(iv); and

(e) If the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided, that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managers may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses).

"**Regulations**" means the United States Treasury Regulations, as amended from time to time.

"**Securities Laws**" means the Securities Act of 1933, as amended, the rules and regulations promulgated by the Securities and Exchange Commission or any applicable federal or state securities laws.

"**Substituted Member**" is defined in Section 10.3(b).

"**Successors**" is defined in Section 10.4.

"**Transfer**" means to sell, assign, exchange, encumber, hypothecate, pledge, pass by inter vivos gift, devise or intestate succession, or otherwise transfer, voluntarily or involuntarily (including, without limitation, by way of merger, consolidation, reorganization, forced sale or otherwise).

"**Transferee**" means a Person to whom a Member Transfers its Units or any part thereof.

"**Unit Holder**" means the holder of Units.

"**Units**" means those units of membership interest in the Company representing ownership in the Company and having the characteristics, rights and obligations set forth in this Agreement. For the avoidance of doubt, a "Unit" shall not represent a right to a return of any Capital Contributions made by any Member, except as expressly provided in this Agreement.

ARTICLE II.
THE COMPANY

2.1 Formation and Name. The name of the Company is "The Auxiliary Cord LLC" dba The AUX Evanston. The Company was formed as a limited liability company under the Act. This Agreement shall constitute the "operating agreement" of the Company within the meaning of the Act.

2.2 Purpose. The Company has been organized to (a*)* acquire and operate the redeveloped property located at 2223 Washington, Evanston, Illinois as a community-owned commercial hub dedicated to holistic wellness and racial equit***y*** and (b) conduct and to transact any and all lawful business

or activity that a limited liability company may carry on under the Act and the laws of any other jurisdiction in which the Company is so engaged in regard thereto.

2.3 Principal Place of Business. The principal place of business of the Company shall be at such place or places as the Managers shall from time to time select.

2.4 Registered Agent and Office. The Company's registered agent and office, shall be the Person (to serve in that capacity) and office location designated by the Managers from time to time in accordance with the terms of the Act.

2.5 Qualification in Additional Jurisdictions. The Managers are authorized to qualify the Company to do business in any jurisdiction in which such qualification is deemed by the Managers as necessary or desirable in carrying out the Company's business, and pursuant thereto, to appoint a registered agent and to establish a registered office in such jurisdiction, and to cause the Company to operate in such jurisdiction under another name selected by the Managers, in compliance with the assumed name statute of such jurisdiction, if the Company is not allowed under the laws of such jurisdiction to operate under the name established pursuant to this Agreement or the Certificate.

2.6 Override of Certain Statutory Defaults. To the extent permitted by law, the provisions of this Agreement shall govern over all provisions of the Act which would apply but for (and that are inconsistent with) this Agreement. For each issue (a) with respect to which the Act provides a rule (a "**default rule**") but permits a limited liability company's operating agreement to provide a different rule and (b) which is addressed by this Agreement, the default rule shall not apply to the Company.

ARTICLE III.
CAPITAL UNITS AND CAPITAL CONTRIBUTIONS

3.1 Units. The capital and membership interests of the Company shall be divided into Units. The Company will list the Members and number of units issued on Exhibit A promptly after all of the initial Capital Contributions have been made by Members pursuant to subscription agreements or otherwise.. Any cash amount or property contributed to the Company's capital in consideration for Units shall be considered a Capital Contribution of the Person contributing such amount or property and the Managers shall amend or cause to be amended each Member's Capital Account in accordance with this Agreement to the extent necessary to reflect such contribution of capital. The initial capital contributions of the Members are set forth in the books and record of the Company and were made in accordance with each Member's Percentage Interest. The Managers shall amend Exhibit A to (a) reflect any changes in the Members' Percentage Interests as a result of the issuance and purchase of Units pursuant to this Section 3.1, and (b) reflect any approved Transfer of Units in accordance with Article X

3.2 Limitation on Withdrawal of Capital. Except as expressly provided in this Agreement, no Member (i) shall have the right to withdraw or receive any return on such Member's Capital Contributions (including any part of its Capital Account) or a claim to any Company capital prior to termination of the Company pursuant to Article XI hereof, (ii) shall have any right to demand and receive property other than cash in return for such Member's contributions to the capital of the Company, or (iii) shall be liable to any other Member for the return of such other Member's contributions to the capital of the Company, or any portion thereof (except as otherwise expressly required under the Act), it being expressly understood that such return shall be made solely from Company assets.

3.3 Additional Units. After the initial subscriptions of all Members, the Managers may issue additional Units at any time and for time to time on such terms as the Managers shall determine; provided, however, any such issuance shall require Majority Consent.

3.4 Matching Grants. The Members acknowledge and agree that the Company may receive or be the beneficiary of grants from donors that are intended to "match" the capital contributions of certain Members. To the extent the Company receives or becomes the beneficiary of grants from donors that are earmarked to "match" the capital contributions of certain Members, the Company may, in its discretion, issue additional Units to such Members for no consideration in order to effectuate such matching grants.

ARTICLE IV.
CAPITAL ACCOUNTS; PROFITS AND LOSSES; DISTRIBUTIONS

4.1 Capital Accounts. The Company shall establish and maintain a separate Capital Account for each Member in accordance with Regulations Section 1.704-1(b).

(a) Without limiting the foregoing, each Member's Capital Account shall be credited with the sum of (i) the amount of cash contributed by such Member to the Company and the Fair Market Value of other property contributed by such Member to the Company (net of any liabilities that the Company is considered to assume or take subject to), and (ii) the amount of all allocations to such Member of the Company's income and gain (or items thereof) pursuant to this Article IV, including items of tax-exempt income and gain. Each Member's Capital Account shall be decreased by the sum of (x) the amount of cash distributed to such Member and the Fair Market Value of property distributed to such Member (net of liabilities that such Member is considered to assume or take subject to) and (y) the amount of all allocations to such Member of the Company's loss and deduction (or items thereof) pursuant to this Article IV, including non-deductible expenditures.

(b) Upon liquidation and winding-up of the Company, any unsold Company property shall be valued to determine the gain or loss which would result if such property were sold at its Fair Market Value at the time of such liquidation. The Capital Accounts of the Members shall be adjusted to reflect how any such gain or loss would have been allocated under this Article IV if such property had been sold at the assigned values. No Member shall be obligated to restore any negative balance in its Capital Account. Except as otherwise provided in this Agreement, no Member shall be compensated for any positive balance in its Capital Account. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. The Capital Accounts of the Members as of the date hereof shall be as set forth in the Company's books of account.

4.2 Allocation of Profits and Losses. After adjusting for all Capital Contributions and Distributions made during such taxable year, Profits and Losses (and, if necessary, individual items of gross income or loss) shall be allocated annually (and at such other times in which it is necessary to allocate Profits or Losses), and the Company shall allocate all of its Profits and Losses for such taxable year to the Members in accordance with their Percentage Interests.

4.3 Authority to Withhold; Treatment of Withheld Tax. Notwithstanding any other provision of this Agreement, each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other Taxes payable by the Company with respect to such Member or as a result of such Member's participation in the Company. If and to the extent that the Company shall be required to withhold or pay any such withholding or other taxes with respect to a Member, such Member shall be deemed for all purposes of this Agreement to have received a Distribution from the Company as of the time such withholding or other tax is required to be paid. In the event that the Company receives a payment in respect of which Tax has been withheld, the Company shall be deemed to have

received cash in an amount equal to the amount of such withheld Tax, and each Member shall be deemed to have received as a Distribution the portion of such amount that is attributable to such Member's interest as equitably determined by the Managers. Any Distribution deemed made to a Member pursuant to this Section 4.2 shall reduce the amounts the Member would otherwise be entitled to receive pursuant to Section 4.4.

4.4 Distributions of Available Funds. If any Available Funds (e.g., after repayment of any indebtedness of the Company) are available for distribution, as determined in the sole discretion of the Managers, the Managers may distribute, at the Managers' discretion, such Available Funds to and among the Members, provided that any such Distribution shall be made pro rata among the Members pursuant to their respective Percentage Interests at such time.

ARTICLE V.
MANAGEMENT

5.1 Board of Managers.

(a) The management of the Company's business shall be vested in a board of Managers (the "**Board of Managers**"), which shall initially be comprised of three (3) Managers. The initial Managers are set forth on attached Exhibit B.

(b) Each manager shall serve for a term of two (2) years. A Manager shall hold office until the earlier of the expiration of such Manager's term, such Manager's resignation in accordance with Section 5.1(c), the removal of such Manager in accordance with Section 5.1(d), or_the Manager's death or Disability. Disability for purposes of this Section 5.1(b) shall mean circumstances that render the Manager unable to consistently perform the Manager's duties under this Agreement for a period in excess of 6 months.

(c) A Manager may resign at any time by giving Notice to the Company. The resignation of a Manager shall take effect upon receipt of such Notice or at such later date as specified in such Notice. The acceptance of the resignation of a Manager shall not be necessary to make such resignation effective. The resignation of a Manager, who is also a Unit Holder, shall not affect such Manager's rights as a Unit Holder. In the event that a Manager dissolves, liquidates or is subject to a Bankruptcy, such Manager shall be deemed to have resigned

(d) The term of a Manager shall be automatically renewed unless such Manager resigns or unless a successor Manager is appointed by Majority Consent of Members.

(e) .A Manager may be removed or replaced for cause ("cause" shall mean performing acts or omissions fraudulently, in bad faith or with material negligence or willful misconduct or material economic non-performance of duties) or with upon Majority Consent of Members. Managers can be added to the Board of Managers by Majority Consent of Members.

5.2 Management Authority.

(a) Company actions and decisions (including, without limitation, any actions or votes taken by or on behalf of the Company in respect of any equity interest held by the Company in another Person) shall be made upon the affirmative vote or consent of a majority of then-current members of the Board of Managers. The Board of Managers shall be responsible for the conduct of the business of the Company. Except as otherwise provided in this Agreement, the Board of Managers shall have all of the rights, powers, duties and obligations of a manager as provided in

the Act and as otherwise provided by law, and any action taken by the Board of Managers not otherwise in violation of the Act or this Agreement shall constitute the act of, and serve to bind, the Company. After the Board of Managers has made such a decision, any Person may individually take such actions on behalf of the Company as are necessary to implement such decision.

(b) Only the Board of Managers (and the employees, officers and agents of the Company authorized by the Board of Managers) shall have the authority to bind the Company, provided that the Board of Managers shall have the power to delegate, in whole or in part, to any officer of the Company or to any other Person, the power to carry out any of the Board of Managers' duties or powers hereunder. The Board of Managers is an agent of the Company for the purpose of its business, and any act of a Manager (and any authorized employee, officer or agent), including the execution in the Company's name of any instrument in the course of the business of the Company, binds the Company, unless such act is in contravention of the Certificate, this Agreement or any written agreement between such Person and the Company, or unless such Person so acting otherwise lacks the authority to act for the Company.

(c) Limitation on Authority. Notwithstanding anything to the contrary in this Agreement, the Managers shall not undertake any of the following actions without the Majority Consent of Members, which consent shall not be unreasonably withheld:

(i) the sale or disposition of all or substantially all of the business or assets of the Company, directly or indirectly;

(ii) changing the purpose or nature of the business of the Company;

(iii) the merger or consolation of the Company with any other entity;

(iv) the liquidation, dissolution or cessation of business of the Company; or

(v) the filing of any petition in Bankruptcy or reorganization insolvency proceeding or general assignment for the benefit of creditors.

(d) To the maximum extent permitted under the Act and any other applicable law, the Managers shall not owe any fiduciary duties to the Company or the Members, any and all such fiduciary duties being hereby eliminated in all respects. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Board is permitted or required to take any action or to make a decision or determination, the Board shall take such action or make such decision or determination in its sole discretion and shall not be subject to any other or different standards, except to the extent such discretion is specifically modified herein or therein. The resolution, action or terms so made, taken or provided by the Managers shall be final, conclusive and binding on the Company and the Members. Whenever in this Agreement or any other agreement contemplated herein the Board is permitted or required to take any action or to make a decision or determination, the Managers shall be entitled to consider such interests and factors as each Manager desires (including the interests of a Manager's Affiliates (including in their capacity as Members), employers, partners and their respective Affiliates) and, consistent with the elimination of any and all fiduciary duties, shall have no duty or obligation (whether express or implied) to take into consideration any other interests or factors. With respect to any action taken or decision, determination or omission made by the Board, it shall be presumed that the Managers acted in good faith and in compliance with this Agreement and the Act and any Person bringing, pleading or prosecuting any claim with respect to any action taken or decision or determination

made by the Managers shall have the burden of overcoming such presumption by clear and convincing evidence; *provided* that for the avoidance of doubt, this sentence shall not be deemed in any manner to increase or place any duties whatsoever on the Managers. Without limiting the foregoing, the Members acknowledge that the Managers, their members, and its Affiliates are or may become in the future associated in some other manner with other businesses, any or all of which may be engaged in a business that is the same as or similar to the business of the Company. The Managers, their members, and its Affiliates may engage in all such other business ventures, any other business of any nature or description, independently or with others, without regard to whether such business will be competitive with the business of the Company. Neither the Company nor any of the Members will have any rights by virtue of this Agreement in or to such independent ventures or to the income or profits derived therefrom.

5.3 Managers' Commitment to the Company. The Managers shall devote such time to the affairs of the Company as may be reasonably necessary for performance by the Managers of his or her duties hereunder, provided such Person shall not be required to devote full time to such affairs. The Managers shall devote their reasonable efforts and energy working to achieve the business objectives of the Company.

5.4 Board Meetings. Any Manager may call a meeting of Managers by communicating his or her request for a formal meeting to the other Managers and Board Observers, noting the purpose or purposes for which the meeting is called. Only the business stated or summarized in the notice for the meeting shall be discussed and voted upon at the meeting, unless otherwise agreed to by the Managers. A quorum for such formal Manager meetings shall consist of a majority of Managers, and if a quorum is not present, the meeting shall be adjourned to a new place and time with notice of the adjourned meeting given to the Managers and the Board Observer. An adjournment shall not be necessary, however, and a Manager meeting with less than a quorum may be held if all non-attending Managers agreed in writing prior to the meeting to the holding of the meeting. The proceedings of all formal Manager meetings shall be noted or summarized with written minutes of the meeting and a copy of the minutes shall be placed and kept in the records book of the Company. Any Manager and the Board Observers may participate telephonically in meetings of the Board of Managers and all meetings shall provide for telephonic communication among all Managers and the Board Observer.

5.5 Compensation of Managers. The Managers may be compensated for performing duties as Managers. Each Manager shall be entitled to reimbursement from the Company for all documented and reasonable expenses incurred by such Manager in managing and conducting the business and affairs of the Company.

5.6 Limitation on Liability. Each Manager shall perform his or her duties as a Manager in accordance with the terms of this Agreement. No Manager, Member, Board Observer, Related Party, officer, employee or agent of the Company, or any subsidiary of the Company (each such Person, a "**Covered Person**"), shall be liable, responsible or accountable in damages or otherwise to the Company or any Unit Holder for any action taken or failure to act on behalf of the Company within the scope of authority conferred under or in accordance with this Agreement and the Act on such Covered Person and in accordance with the terms of this Agreement, except where the claim at issue is based on the Misconduct of such Covered Person.

5.7 Indemnification.

(a) To the fullest extent permitted by the Act or Illinois law, the Company shall indemnify each Manager, Member, Board Observer, and officer in his or her capacity as a Member,

Manager, Board Observer or officer, and may indemnify, in the sole discretion of the Board of Managers, any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action commenced by the Company or an action commenced by the Unit Holders on behalf of the Company, in which case the Company shall not be obligated to, but may elect to, provide such indemnification) by reason of the fact that he, she or it has or had the status of a Covered Person, or is or was serving at the request of the Company as a director, officer, manager, partner, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him, her or it in connection with such action, suit or proceeding if (i) such Person acted in good faith and without Misconduct and in a manner that he, she or it reasonably believed to be in or not opposed to the best interests of the Company, and (ii) with respect to any criminal action or proceeding, such Person had no reasonable cause to believe his, her or its conduct was unlawful, unless the conduct in question involved actual (rather than simply alleged) Misconduct. Notwithstanding the foregoing, no such Person shall be entitled to indemnification hereunder with respect to a claim asserted by such Person against the Company, a Manager or Unit Holder.

(b) Reasonable, out-of-pocket expenses incurred in defending a civil or criminal action, suit or proceeding by a Manager in his or her capacity as a Manager, a Member in its capacity as a Member, a Board Observer, and/or officer shall, and by any other Covered Person may, in the reasonable discretion of the Board of Managers, be paid by the Company in advance of the final disposition of such action, suit or proceeding if the Company receives an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that he, she or it is not entitled to be indemnified by the Company as authorized in this Section 5.7. The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section 5.7 shall continue as to any Person that has ceased to have the status of a Covered Person and shall inure to the benefit of the heirs, representatives, successors and assigns of such Person.

(c) The Company may settle or compromise a claim with respect to which the Company is indemnifying the Covered Person without the consent of the Covered Person, if (i) such settlement does not involve the admission of liability by the Covered Person or the payment of any consideration by the Covered Person, (ii) the Covered Person is not bound by any post-settlement restrictive covenants (other than confidentiality), and (iii) the Covered Person is fully released from such claim in such settlement.

(d) The Company shall have sole control over the defense and settlement of any claim subject to the indemnification obligations specified herein; provided, that the Covered Person shall be entitled to participate in the defense of such claim and to employ counsel at his, her or its own expense to assist in the handling of such claim. Notwithstanding the foregoing, the Covered Person will be entitled to employ counsel separate from counsel for the Company in such action, proceeding or investigation and to participate in the action, proceeding or investigation, and the Company shall bear the reasonable fees and expenses of such separate counsel (and shall pay such fees and expenses as and when incurred), only if either (i) there would be a material conflict between the Company, on the one hand, and the Covered Person, on the other hand, if such Covered Person does not obtain separate counsel, (ii) the Company shall not have employed counsel to represent the Covered Person within a reasonable time after the Company shall have received written notice of the institution of any such action, proceeding or investigation; provided, however, if the Company at a later date provides such counsel, the Company may assume control over the defense of such action, proceeding or investigation, or (iii) the Company shall authorize, in writing,

the Covered Person to employ separate counsel at the expense of the Company. Notwithstanding anything herein to the contrary, in no event shall the Company be obligated to hire more than one separate counsel for all Covered Persons.

(e) The rights granted pursuant to this Section 5.7 shall be deemed contract rights, and no amendment, modification or repeal of this Section shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any amendment, modification or repeal.

(f) The right to indemnification and the advancement of expenses conferred in this Section 5.7 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, law, vote of the Board of Managers or otherwise.

(g) The Company may allocate funds in the budget and may maintain, or cause to be maintained, insurance, at its expense, to protect any Covered Persons against any expense, liability or loss of the nature described in this Section 5.7 whether or not the Company would have the power to indemnify such Covered Person against such expense, liability or loss under the provisions of this Section 5.7.

(h) Notwithstanding any provision of this Section 5.7 and to the fullest extent permitted by the Act and the other laws of the State of Illinois each Unit Holder (the "**Indemnifying Unit Holder**") shall indemnify the other Unit Holders, the Board of Managers and the Company, and their respective directors, officers, shareholders, members, managers, partners (and officers, directors and partners thereof), trustees, employees and agents (each an "**Indemnified Party**") for any loss, damage, liability, cost or claim (including, without limitation, reasonable attorneys' fees and expenses) incurred by an Indemnified Party (i) by reason of any act or omission that constitutes Misconduct by the Indemnifying Unit Holder, (ii) for which the Indemnifying Unit Holder gained or will gain a financial profit or other advantage in respect of the business of the Company to which he, she or it was not legally entitled, or (iii) by reason of any act or omission of the Indemnifying Unit Holder that is unrelated to the business of the Board of Managers or the Company and its Affiliates. For the avoidance of doubt, an Indemnifying Unit Holder who has an obligation to indemnify under this Section 5.7(h) shall under no circumstance be entitled to indemnification from any Person pursuant to any other provision of this Agreement with regard to the matters set forth under clauses (i), (ii) or (iii) of the preceding sentence.

5.8 Board Observer. The Managers may, from time to time, appoint one or more nonvoting observers ("**Board Observer**") to attend meetings of the Board of Managers.

ARTICLE VI.
MEMBERS

6.1 Member Participation. Except as expressly contemplated by this Agreement, the Members, in their capacities as Members, shall in no way participate in the management and control of the conduct of the Company's business and shall have no right, power or authority to act on behalf of or in the name of the Company, or at any time bind the Company. A Member shall not be deemed to participate in the management or control of the business by virtue of possessing or exercising any of the rights or powers of the Members under this Agreement.

6.2 Partition. While the Company remains in existence, each Member waives its rights to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding

at law or in equity to have any Company property partitioned, and each Member, on behalf of itself, its successors and its assigns hereby waives any such right.

6.3 Authority. Except as expressly authorized in this Agreement, no Member shall take any action in its capacity as a Member to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as the result of the unauthorized action of such Member.

6.4 Voting. On any matter presented to Members for their action or consideration at any meeting (or by consent in lieu of meeting), each Member is entitled to one vote.. Transferees who have not been admitted as Members in accordance with Section 10.3 and Transferees who have succeeded to the Units of a Member by operation of law and not in accordance with Section 10.3 shall not be entitled to vote on any matter, except as otherwise required by the Act. The affirmative vote or consent by Majority Consent shall be required to approve or disapprove any matter on which the Members are entitled or required to decide, except as otherwise provided in this Agreement, the Certificate or the Act.

6.5 Meetings. Meetings of the Members may be held from time to time at such place as specified from time to time by the Managers.

6.6 Action by Members Without a Meeting. Unless the Certificate or the Act provides otherwise, action required or permitted by the Act or this Agreement to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more consents describing the action taken, signed by a majority in number of the Members entitled to vote. Prompt Notice of the taking of any action without a meeting by less than unanimous consent shall be given to those Members not party to such consent.

6.7 Investment Representations and Warranties. Each Member executing this Agreement hereby represents and warrants to the Company and each other Member that: (a) such Member is acquiring his or her Units in the Company for such Member's own account as an investment and without an intent to distribute the Units; (b) such Member acknowledges that the Units have not been registered under the Securities Laws, or any state securities laws, and may not be resold or transferred by such Member without appropriate registration or the availability of an exemption from such requirements; (c) such Member has such knowledge and experience in financial and business matters so that such Member is capable of evaluating the merits and risks of an investment in the Company; and (d) such Member has been given the opportunity to ask questions of and receive information from the Company.

6.8 Confidential Information.

(a) The Company may furnish to each Member certain information that has been identified as non-public, confidential, or proprietary in nature. The Company may also impart to the Members from time to time additional non-public, confidential, or proprietary information of the Company, including, without limitation, one or more business plans and other procedures, concepts, methods, trade secrets, product plans, strategic partners, vendors, documentation, diagrams, manuals, handbooks, training or processing materials, marketing techniques or development plans, financial and pricing information, and the like, whether oral or written. All such material heretofore or hereafter furnished to the Members, together with any analysis, compilations, studies, summaries, or documents prepared for review by the Members, their affiliates, agents, or employees, is hereinafter referred to as the "**Confidential Information**". The Confidential Information also includes any information described above which the Company obtains from third parties and which the Company treats as confidential or proprietary, regardless of whether such information is owned or developed by the Company. Confidential Information

shall not include information that: (i) is in or comes into the public domain without any breach of any obligation of confidentiality owed to the Company; (ii) was in the possession of a Member prior to its disclosure without the breach or existence of any obligation of confidentiality to the Company; or (iii) is independently developed by or comes into the possession of a Member at any time hereafter without reference to any information from the Company and without any breach of any obligation of confidentiality owed to the Company.

(b) Each Member (and its Transferees) and Managers agrees to maintain the Confidential Information, in secrecy and confidence and not to, directly or indirectly, without the prior written consent of the Company, disclose or cause to be disclosed, or use or make known, or suffer or permit any former, current, or prospective employee or agent, officer, member, Managers, advisor or shareholder of such Member (or its Transferees) to disclose or cause to be disclosed, or use or make known, any of the Confidential Information, except for disclosure or use that is required in connection with the conduct of the Company's business or in the protection of the Member's legal rights, and except for disclosure required pursuant to applicable law, or legal or regulatory process; provided that prior to such disclosure, the Person required to make such disclosure shall notify the Company in order to allow the Company the opportunity to obtain relief from such disclosure obligation.

(c) Each Member understands how important the relationships the Company has with the Company's vendors, as well as the Company's Confidential Information, are to the business and success of the Company, and acknowledges the steps the Company has taken, is taking and will continue to take to develop, preserve and protect these relationships and such information. Accordingly, each Member agrees that the scope and duration of the restrictions and limitations described in this Agreement are reasonable and necessary to protect the legitimate business interests of the Company, and acknowledges that all restrictions and limitations relating to the period following the date on which such Member no longer owns any Unit, directly or indirectly, shall apply regardless of the reason such ownership ends. Notwithstanding the foregoing provisions, the Managers in their sole discretion may waive or otherwise modify the restrictions set forth herein pursuant to a written agreement with any Member, as applicable. Further, if any Member is subject to a separate written agreement with the Company containing similar restrictive covenants, then the terms of such other agreement shall govern and such restrictive covenants shall not apply to such Person.

(d) The Company may pursue any and all rights and remedies it may have to enforce the obligations of the Members under this Section 6.8, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of such provisions. A Member's obligations to comply with the requirements of this Section 6.8 shall survive such Member's ceasing to be a Member of the Company.

ARTICLE VII.
TRANSACTIONS; OTHER ACTIVITIES

7.1 Transactions Between a Member or Managers and the Company; Affiliate Transactions. The Company may enter into any contract or transaction with any Person related or affiliated in any manner or respect, directly or indirectly, to or with any Member of Managers on arms' length terms.

7.2 Business Pursuits of Members and Managers, This Agreement shall not preclude or limit in any respect the right of any Member or Managers to engage in or invest in any business activity of any nature or description. Any such permitted activity may be engaged in independently or with other Members. No Member shall have the right, by virtue of the Certificate, this Agreement or the relationship created hereby, to any interest in such other permitted ventures or activities or to the income or proceeds derived therefrom. Except as otherwise provided in this Agreement or in any other written agreement by which any Member or Managers may be bound, the pursuit of such permitted ventures shall not be deemed wrongful or improper.

7.3 Reimbursement. Subject to receipt of reasonable substantiation of such payments, and, the Company shall reimburse the Managers and Officers for all out-of-pocket expenses, in each case reasonably incurred and paid by any of them in the operation of the Company, and such other expenses as may be authorized by the Managers, incurred by a Member, Managers or Officer in the conduct of the Company's business. Such expenses shall not include any expenses incurred in connection with a Member's exercise of its rights as a Member apart from the authorized conduct of the Company's business on its behalf. Such reimbursements shall be treated as expenses of the Company and shall not be deemed to constitute distributions to any Member of profit, loss or capital of the Company.

ARTICLE VIII.
OFFICERS AND AGENTS; SIGNATORY AUTHORITIES

8.1 Officers. The officers of the Company ("**Officers**") may be appointed and removed from time to time by the Managers and may consist of one or more of the following positions (or other positions determined by the Managers): president, treasurer and secretary. The same person may hold any number of offices. The Managers shall from time to time determine the authority and responsibilities of any Officers of the Company. Subject to any separate written agreement between the Company and an Officer or agent, election or appointment of a person as an Officer or agent of the Company shall not itself create contract rights in such person. The Company may indemnify or advance expenses to any Officer or agent elected or appointed by the Managers in accordance with the Act or pursuant to or in accordance with any other law, provision of the Certificate, or other agreement or consent of the Managers, provided that any Member or Managers also serving as an Officer shall be indemnified in accordance with Article V.

8.2 Execution of Contracts. The Managers are hereby authorized to enter into any contract in the name of and on behalf of the Company. Subject to Section 9.1, the Managers may authorize any Officer, employee or agent (including a Managers) to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company and such authority may be general or confined to specific instances.

ARTICLE IX.
BANK ACCOUNTS; BOOKS AND RECORDS; FISCAL YEAR

9.1 Bank Accounts. The funds of the Company shall be deposited in such bank account or accounts or other financial intermediary as the Managers in their discretion determine is required, and the Managers shall arrange for the appropriate conduct of such accounts. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Company shall be signed in such manner as shall from time to time be determined by the Managers.

9.2 Books and Records. There shall be kept and maintained full and accurate books respecting the business of the Company and its subsidiaries at the Company's principal place of business or such other location as the Managers may determine, showing all receipts and expenditures, assets and liabilities, profits, losses and Distributions, and all other records this Agreement.

(a) The financial books of the Company shall be kept using such method of accounting as the Managers shall adopt from time to time; provided, however, that the Capital Accounts of the Members of the Company shall be maintained as provided in the other Sections of this Agreement.

(b) Each Member shall have the right at all reasonable times, and upon reasonable advance notice, during usual business hours to request information contained in the financial books of account of the Company. Such right may be exercised through any agent, employee or independent public accountant designated by such Member. Each Member shall bear all expenses incurred in any examination made for such Member's account. Transferees of Members who have not been admitted as Members in accordance with this Agreement shall have only such access to records of the Company as they may be legally entitled to examine under the Act.

9.3 Fiscal Year. The fiscal year of the Company shall be the calendar year (the "**Fiscal Year**").

9.4 Partnership Representative. The Managers shall be or designate the "partnership representative" of the Company within the meaning of Section 6223 of the Code (as amended by the Budget Act) (the "Partnership Representative") for any period during which the Company is permitted or required to have a Partnership Representative and shall serve as such until his or her successor is duly designated by the Managers. After notifying the Managers, the Partnership Representative shall have the sole authority to take any action that may be taken by a "partnership representative" under the Budget Act Audit Rules and any comparable provisions of state or local income tax laws, including the negotiation and settlement of any disputes with the Internal Revenue Service or comparable state or local tax agency The Company shall indemnify and hold harmless the Partnership Representative for any liabilities, costs and expenses reasonably incurred by the Partnership Representative in his or her capacity.

9.5 Tax Returns. In addition to the requirements of Section 9.2, Tax Returns of the Company shall be prepared by the accounting firm selected by the Managers.

ARTICLE X.
TRANSFERABILITY OF UNITS

10.1 Transferability.

(a) General Restrictions. No Member or Transferee (including any Permitted Transferee) shall at any time Transfer such Member's or Transferee's Units or withdraw, resign or retire from the Company except as otherwise permitted in Section 10.1(b) (to Permitted

Transferees), with the consent of the Managers (in his or her sole discretion) or as otherwise permitted in Section 10.5) and, further provided, the Company obtains any required approval or consent to such action under any contract or other agreement to which the Company is bound. Except as permitted by Section 10.1(b), if any Member or Transferee is an entity, such entity's members, partners or shareholders may not Transfer interests in such entity (or issue new interests in such Member) representing, in the aggregate, the right to Control such entity, without the consent of the Managers (and the same restriction shall apply for every entity in such Control "chain" until an individual is the sole owner thereof), provided that any such Transfer of interests in such entity to Permitted Transferees of such members, partners or shareholders (solely for this purpose, assuming they were "Members" within the definition of "Permitted Transferee" below) shall be permitted without any such approval of the disinterested Managers.

(b) Permitted Transferee. Notwithstanding anything to the contrary contained herein, a Member (but not a Transferee who fails to become a Substituted Member in accordance with Section 10.3) shall be permitted to assign inter vivos, at any time and from time to time, all or any part of its Units to a Permitted Transferee, with any such Permitted Transferee becoming a Member hereunder upon delivery of the written document described in Section 10.3(b)(iii). For this purpose, "**Permitted Transferee**" means, with respect to Transfers by a particular Member, a Person that is (i) a trust, estate, guardianship or custodianship for the benefit of such Person, (ii) an entity in which all of the equity interests are beneficially owned by such Member and/or its Permitted Transferees, and (iii) if such Member is an entity, the holders of its equity securities in a liquidating distribution of such entity's assets in proportion to their ownership thereof. The subsequent Transfer of any Units by a Permitted Transferee shall be subject to the same restrictions of this Article X in the same manner as if the Units to be Transferred were still owned by the Member from whom such Permitted Transferee acquired such Units; and for this purpose, references herein to a Transfer by a Member shall include any Transfer by the Permitted Transferee(s) that acquired such Member's Units, and references to a Member in the context of Transfer restrictions and related provisions shall include its Transferees. If at any time a Member is required to Transfer its Units pursuant to this Agreement, such Transfer shall include or be applicable to all Units owned by such Member's Permitted Transferees and Successors.

10.2 Transferees and Successors, Etc.

(a) Transferees. Until the conditions in Sections 10.1 and 10.3 and the other provisions of this Agreement have been met, as applicable, any Person who acquires, in any manner whatsoever, the Unit(s), or any portion thereof, of a Member shall not be a Member. Such Person shall, to the extent of the Unit(s) acquired, be entitled only to the transferor Member's rights, if any, in the Profits, Losses and Distributions of the Company, but shall not acquire any right to participate in the management of the Company, and shall not acquire or have any of the other rights of a Member (including, without limitation, any right to access or receive Company information), and the Unit(s) acquired by such Person shall be disregarded in determining whether any approval, consent or other action has been given or taken by the Members. No Person, including the legal representative, affiliate, heir or legatee of a deceased Member, shall have any rights or obligations greater than those set forth in this Agreement, and no Person shall acquire a Unit or become a Member hereof except as permitted by the terms of this Agreement.

(b) Obligations Under Agreement. Any Person acquiring or claiming a Unit in the Company, in any manner whatsoever, shall be subject to and bound by all terms, conditions and obligations of this Agreement to which its predecessor in interest was subject or bound, without regard to whether such Person has executed a counterpart hereof or any other document contemplated hereby. The admission of a transferee or successor shall not release the Member

originally owning the Units from any liability to the Company or under this Agreement that may have existed prior to the approval of the assignment of such Units.

10.3 Admission of Additional or Substituted Member.

(a) Limitation. In order for an assignee to constitute a substituted or additional Member, the conditions set forth in Section 10.1 and this Section 10.3 must be satisfied.

(b) Requirements. No Person shall be admitted as an additional or substituted Member ("**Substituted Member**") under this Agreement unless and until:

(i) an assignment is made in writing, signed by the assigning Member (or its legal representative or successor) and accepted in writing by the assignee, and a duplicate original of such assignment has been delivered to and approved as to form by the Managers (such approval not to be unreasonably withheld);

(ii) counsel to the Company (a) acknowledges that the Transfer to the Substituted Member shall not cause the Company to be treated for federal income tax purposes as an association taxable as a corporation and (b) verifies that there is no violation or potential violation of the Securities Laws or any other laws, rules or regulations governing the Company as the result of such Transfer; and

(iii) the prospective Transferee executes and delivers to the Company a written agreement, amendment or joinder hereto in form reasonably satisfactory to the Managers (such approval not to be unreasonably withheld), pursuant to which said Person agrees to be bound by and confirms the obligations contained in this Agreement.

(c) Effect of Transfer. If an assignment is made in accordance with the terms hereof, unless otherwise required by the Code:

(i) the effective date of such assignment shall be the date the written instrument of assignment is delivered to the Company and approved by the Managers; and

(ii) the Company, the Managers and Members shall be entitled to treat the assignor of the assigned Units as the absolute owner thereof in all respects and shall incur no liability for allocations of Profits or Losses and Distributions made in good faith to such assignor until such time as the written instrument of assignment has been actually received and approved by the Managers and recorded in the books of the Company.

10.4 Death, Incompetency, Insolvency or Dissolution of a Member. The death, incompetence, bankruptcy, insolvency or dissolution of a Member shall not terminate the Company. Upon the death of a Member, the Member's executor, administrator, or successors-in-interest (collectively, "**Successors**") shall have all of the rights and duties of a Member for the purpose of settling the Member's estate, shall be an assignee under the terms of the second sentence of Section 10.2(a) and may be admitted as a Substituted Member pursuant to Section 10.1 and Section 10.3

10.5 Sale of Units.

(a) If any Member (the "**Offeror**") desires to Transfer any Units and the Offeror shall have received a bona fide arms' length written offer (a "**Bona Fide Offer**") from a Person other than a Permitted Transferee of such Offeror or another existing Member (the "**Outside Party**") for

the Transfer of such Units, Offeror shall give written notice (the "**Option Notice**") to the Company setting forth such desire, which notice shall set forth at least the name and address of the Outside Party and the price and terms of the Bona Fide Offer and shall be accompanied by a copy of the Bona Fide Offer and evidence demonstrating, to the reasonable satisfaction of the Company determined by such entities in good faith, the Outside Party's ability to consummate such offer. The Company shall have the option to purchase, at the price and on substantially the same terms offered by the Outside Party in the Bona Fide Offer, all or any portion of the Units specified in the Option Notice, such option to be exercised within ten (10) Business Days (the "**Election Period**") following the Company's receipt of the Option Notice, by giving a counter-notice (a "**Counter-Notice**") to the Offeror (with a copy of such Counter-Notice to the Company).

(b) Subject to Section 10.5(d), if the Company elects to purchase such Units it shall be obligated to purchase, and the Offeror shall be obligated to sell, such Units at a closing to be held on the fifteenth (15th) Business Day after the delivery of the Counter-Notice at the principal executive offices of the Company, or at such other time and place as may be mutually acceptable to the Company and the Offeror

(c) Subject to Section 10.5(d), if the Company does not elect to purchase all of such Units proposed to be sold by Offeror within the time limits specified in paragraph (a) of this Section 10.5, then the Company can offer to one or more other Members the option, exercisable by the delivery of a counter-notice to Offeror no later than ten (10) Business Days following the expiration of the Election Period, to purchase, at the price and on substantially the same terms offered by the Outside Party in the Bona Fide Offer, its relative Percentage Interests of the Units specified in the Option Notice and not purchased by the Company. In the event that a Member elects to purchase Securities pursuant to this Section **Error! Reference source not found.**, such Member will be obligated to purchase, and Offeror shall be obligated to sell, such Securities at a closing to be held on the fifteenth (15th) Business Day after the delivery of such Member's counter-notice to Offeror at the principal executive offices of the Company, or at such other time and place as may be mutually acceptable to each of such Member and Offeror.

(d) If the Company and the Members do not collectively elect to purchase all (and not less than all) of the Units subject to the Bona Fide Offer within the time limits specified above, then such offer to sell such Units to the Company and/or the Members shall be deemed revoked, and Offeror, at any time within a period of sixty (60) days from the giving of such Option Notice, may Transfer all (but not less than all) of such Units to the Outside Party at the price and on the terms not less favorable to the Offeror than those contained in the Bona Fide Offer; provided, however, that in the event Offeror has not so Transferred such Units to the Outside Party within such period, then such Units thereafter shall continue to be subject to all of the restrictions contained in this Agreement as though no Option Notice had ever been given

(e) Notwithstanding anything to the contrary contained in this Section 10.5, no Transfer to and Outside Party may be made without the prior written consent of the Managers, such consent not be unreasonably withheld or delayed.

10.6 Redemption of Units. The Company may, at any time upon the request of the Board of Managers, elect to redeem and repurchase the Units of a Member upon payment to such Member of a redemption price equal to the Fair Market Value of the Units being purchased. The Company may elect to pay such purchase price in a lump sum or in three equal annual installments. Upon the Company's election to purchase the Units of a Member hereunder, such Units shall be cancelled without further action by the Member whose Units are being purchased.

ARTICLE XI.
TERM, DISSOLUTION AND TERMINATION

11.1 Dissolution. The Company shall terminate upon the first to occur of the following:

(a) the Consent of the Managers and Majority Consent; or

(b) a decree of judicial dissolution pursuant to Section 18-802 of the Act.

11.2 Procedures Upon Dissolution.

(a) Upon dissolution of the Company, the Company shall be wound up and liquidated.

(b) The Managers or if there are no Managers, the Members, shall liquidate and distribute the assets of the Company, but in an orderly, businesslike and commercially reasonable manner. The Managers may, in the exercise of their business judgment and if commercially reasonable, determine (i) to sell all or any portion of the property of the Company and its subsidiaries to a Member or to a Member's affiliate, provided, that the purchase price is not less than the Fair Market Value of such property, or to any other Person or (ii) not to sell all or any portion of the property of the Company and its subsidiaries, in which event such property and assets shall be distributed in kind.

(c) The Managers shall cause to be prepared a statement setting forth the assets and liabilities of the Company and its subsidiaries as of the date of dissolution, a copy of which statement shall be furnished to all of the Members.

(d) Any gain or loss realized by the Company upon the sale of its property shall be deemed recognized and allocated to the Members in the manner set forth in Article IV. To the extent that an asset is to be distributed in kind, such asset shall be deemed to have been sold at its Fair Market Value on the date of Distribution, the gain or loss deemed realized upon such deemed sale shall be allocated in accordance with Article IV and the amount of the Distribution shall be considered to be such Fair Market Value of the asset.

(e) The proceeds of liquidation shall be applied and distributed in the following order of priority:

(i) to the payment of the debts and liabilities of the Company and the expenses of liquidation;

(ii) to the creation of any reserves which the Managers deems reasonably necessary for the payment of any contingent, unliquidated or unforeseen liabilities or obligations of the Company or any of its subsidiaries or the Members (to the extent the Company is liable therefor) arising out of or in connection with the business and operations of the Company and its subsidiaries. Such reserves may be held by the Managers or paid over to a bank or trust company selected by them, in either case to be held by the Managers or such bank or trust company as escrow holder or liquidating trustee for the purposes of disbursing such reserves to satisfy the liabilities and obligations described above. Such reserves shall be held for such period as the Managers shall deem advisable, and upon the expiration of such period, any remaining balance shall be distributed as provided in clause (iii) of this subsection; and

(iii) the balance, if any, plus any remaining assets of the Company, shall be applied and distributed to and among the Members as soon as practicable, in accordance with Section 4.4.

(f) A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities. During the period beginning with the dissolution of the Company and ending with its liquidation and termination of this Agreement pursuant to this Section 11.2, the business affairs of the Company shall be conducted by the Managers or, if there is no remaining Managers, by the Members. The business of the Company shall be continued only to the extent necessary to allow an orderly winding up of its affairs, including the sale and liquidation of the Company's and its subsidiaries' assets.

11.3 Term. The Company shall have a perpetual existence, unless dissolved in accordance with this Agreement, the Certificate or the Act. All provisions of this Agreement relating to dissolution and liquidation shall be cumulative; the exercise or use of one of the provisions hereof shall not preclude the exercise or use of any other provisions.

ARTICLE XII.
MISCELLANEOUS

12.1 Binding Agreement. Subject to the restrictions on Transfers set forth herein, this Agreement shall inure to the benefit of and be binding upon the Members and their respective heirs, executors, legal representatives, administrators, successors and assigns (including subsequent assigns).

12.2 Counterparts; Electronic Signature. Each party acknowledges that this Agreement is an "electronic record" for purposes of E-Sign and any state law that is not preempted by E-Sign, and that a manual signature of such party affixed to or contained in this Agreement transmitted by facsimile or email constitutes an electronic signature for purposes of E-Sign and any state law that is not preempted by E-Sign. Without limiting the generality of the foregoing, each party agrees: (a) not to contest the validity or enforceability of this Agreement under the provisions of any applicable law relating to whether certain agreements are to be in writing or signed by the party to be bound thereby; (b) that this Agreement, if introduced as evidence on paper in any judicial, arbitration, mediation or administrative proceedings, will be admissible as between the parties to the same extent and under the same conditions as other business records originated and maintained in documentary form; and (c) that it will not contest the admissibility of a copy of this Agreement under either the business records exception to the hearsay rule or the best evidence rule on the basis that this Agreement was not originated or maintained in documentary This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Signatures of a party to this Agreement or other documents executed in connection herewith which are sent to the other parties by fa transmission shall be binding as evidence of acceptance of the terms hereof or thereof by such signatory party, with originals to be circulated to the other parties in due course.

12.3 Effect of Consent or Waiver. No consent or waiver, express or implied, by any Member to or of any breach or default by any other Member (or Transferee) in the performance by such other Member (or Transferee) of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default by such other Person in the performance by such other Person of the same or any other obligations of such Person hereunder. Failure on the part of any Member to object to or complain of any act or failure to act of any of the other Members (or Transferees) or to declare any of the other Members (or Transferees) in default, regardless of how long such failure continues, shall not constitute a waiver by any such Member of its rights hereunder.

12.4 Enforceability. If any provision of this Agreement or the application thereof to any Person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

12.5 Entire Agreement. This Agreement, unless subsequently amended, contains the final and entire Agreement among the parties hereto, but only with respect to the subject matter addressed herein, and supersedes all prior agreements relative hereto which are not contained herein.

12.6 Governing Law. In all respects, including all matters of construction, validity and performance, this Agreement and the obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Illinois applicable to contracts made and performed in such jurisdiction, without regard to the principles thereof regarding conflicts of law. Service of process on any of the Members (or Transferees) in any action arising out of or relating to this Agreement shall be effective if mailed to such party at the address set forth on the register of Members (or Transferees) maintained by the Managers.

12.7 Amendment. This Agreement may be amended or modified in writing only by Majority Consent.

12.8 Notices. Any Notice to the Managers or Members required under the terms of this Agreement shall be sent to their respective addresses, as set forth on Exhibit A or on the register of Members (and other corporate records) maintained by the Managers. All Notices and copies thereof provided for herein shall be hand delivered with receipt therefor; sent by overnight courier service with receipt therefor; sent by certified or registered mail, return receipt requested, and postage prepaid; or sent via facsimile or e-mail (with a confirming copy sent by postage prepaid mail). Changes of address may be given to the Company, the Managers and the Members by Notice given in accordance with the terms of this Section. Time periods shall commence on the date that such Notice is delivered or attempted to be delivered if receipt thereof is refused by the recipient. Any Notice required to be given within a stated period of time shall be considered timely made or given if delivered or postmarked before 11:59 p.m., local time, on the last day of such period.

12.9 References. References herein to the singular shall include the plural and to the plural shall include the singular, and references to one gender shall include the other, except where the same shall not be appropriate.

12.10 Titles and Captions. Section titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of the content of this Agreement

12.11 Arbitration.

(a) Each Member agrees that all disputes, claims or controversies (other than claims for equitable relief or specific performance expressly set forth in this Agreement) of any nature that may arise with respect to this Agreement, including all statutory, contractual, and common law claims, and all disputes and claims of any nature, shall be submitted exclusively first to JAMS or its successor for mandatory mediation and, if not successfully resolved within sixty (60) days of submission, to mandatory arbitration in Chicago, Illinois or another agreed-upon location, before one arbitrator under the Streamlined Arbitration Rules and Procedures of JAMS ("**JAMS Rules**"). A party may commence mediation by providing to JAMS and the other party a written request for mediation, setting forth the subject of the dispute and the relief requested. The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals

and in scheduling the mediation proceedings. The parties agree that they will participate in the mediation in good faith and that they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. A party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the conclusion of the mediation or at any time following sixty (60) days from the date of filing the written request for mediation, whichever occurs first ("**Earliest Initiation Date**"). At no time prior to the Earliest Initiation Date shall a party initiate an arbitration related to this Agreement except to pursue injunctive relief or a provisional remedy in a court of applicable jurisdiction that is authorized by law or by JAMS Rules or by agreement of the parties. However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements for mediation set forth herein. In the event of an arbitration, the claim or dispute will be submitted before one arbitrator selected in accordance with the JAMS Rules and all costs of arbitration shall be split equally among the parties to such arbitration. All information regarding the dispute or claim or mediation or arbitration proceedings, including the mediation settlement or arbitration award, will not be disclosed by the parties, or any mediator or arbitrators to any third party without the prior written consent of the Managers and any other parties to the arbitration or mediation. In no event may an arbitrator allow any party to join claims of any other Person in a single arbitration proceeding without consent of each party.

(b) .Any party to an arbitration may enforce any final determination with respect to such arbitration arising out of this Section 12.11 in any state or federal court having jurisdiction and located in Chicago, Illinois. For the purpose of any action or proceeding instituted with respect to any such final determination, each party hereto hereby irrevocably submits to the jurisdiction of such courts, irrevocably consents to the service of process by registered mail or by personal service within or without the State of Illinois and irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have as to personal jurisdiction, the laying of the venue of any such action or proceeding brought in any such court or any claim that any such action or proceeding brought in such court has been brought in an inconvenient.

12.12 Company Legal Matters. Each Member and Managers hereby agrees and acknowledges that Neal, Gerber & Eisenberg LLP ("**Counsel**") is acting as counsel to the Company and the Managers in connection with the formation of Company, the drafting of this Agreement, the offering of units of membership interest in Company, the management and operation of the Company, and, in the future, may act as counsel to the Company in connection with its operations (collectively, the "**Company Legal Matters**"). For the avoidance of doubt, Counsel is not and will not represent any Member individually in connection with Company Legal Matters, unless Counsel agrees in writing to do so and appropriate conflict waivers have been received where necessary. Each Member will, if he or she desires counsel on a Company Legal Matter, retain his or her own independent counsel with respect thereto and, except as otherwise specifically provided by this Agreement, will pay all fees and expenses of such independent counsel. Each Member hereby agrees that Counsel may represent the Company, Managers and their respective affiliates in connection with any and all Company Legal Matters (including any dispute between any Members) and waives any present or future conflict of interest arising from Counsel's representation regarding such matters.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first set forth above.

COMPANY:

THE AUXILIARY CORD LLC

By: Tosha Wilson
Name: Tosha Wilson
Title: Manager

MANAGERS:

Tosha Wilson
Name: Tosha Wilson

Lori Laser
Name: Lori Laser

____
Name: Gabori Partee, Sr.

[MEMBERS LISTED ON JOINDERS]:

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first set forth above.

COMPANY:

THE AUXILIARY CORD LLC

By: ______________________________
Name: Tosha Wilson
Title: Manager

MANAGERS:

____
Name: Tosha Wilson

____
Name: Lori Laser

____
Name: Gabori Partee, Sr.

[MEMBERS LISTED ON JOINDERS]:

EXHIBIT A*

Name & Address of Member	**Number of Units Owned**	**Percentage Interest**

* Names and Units Issued to be Updated By Managers After Initial Subscriptions are Closed

EXHIBIT B

Managers

Effective September 1, 2022 through August 31, 2024

Tosha Wilson

Lori Laser

Gabori Partee, Sr.

EXHIBIT E: UPDATED FINANCIAL STATEMENTS

The Auxiliary Cord LLC

d/b/a The Aux Evanston
An Illinois Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2023 and 2022

The Auxiliary Cord LLC

TABLE OF CONTENTS

To the Managing Member of
The Auxiliary Cord LLC
Zion, Illinois

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of The Auxiliary Cord LLC (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in member's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 24, 2024

THE AUXILIARY CORD LLC
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable and accrued expenses	$ -	$ -
Total Current Liabilities	-	-
Member's Equity/(Deficit)	-	-
Total Member's Equity/(Deficit)	-	-
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

THE AUXILIARY CORD LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	2023	2022
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit/(loss)	-	-
Operating expenses:		
General and administrative	-	-
Sales and marketing	-	-
Total Expenses	-	-
Income/(Loss) from operations	-	-
Other income (expenses):		
Interest income	-	-
Interest expense	-	-
Total other income (expenses)	-	-
Net Income/(Loss)	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

THE AUXILIARY CORD LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY/(DEFICIT)
For the years ended December 31, 2023 and 2022

	Total Member's Equity/(Deficit)
Balance at December 31, 2021	$ -
Contributions	-
Distributions	-
Net income/(loss)	-
Balance at December 31, 2022	-
Contributions	-
Distributions	-
Net income/(loss)	-
Balance at December 31, 2023	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

THE AUXILIARY CORD LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net income/(loss)	$ -	$ -
Adjustment to reconcile net income/(loss) to net cash used in operating activities:	-	-
Net cash used in operating activities	-	-
Net change in cash	-	-
Cash at beginning of the period	-	-
Cash at end of the period	$ -	$ -
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

The Auxiliary Cord LLC (the "Company"), doing business as The Aux Evanston, is a limited liability company organized December 14, 2020 under the laws of Illinois. The Company plans to develop a holistic health center providing a range of wellness services committed to racial equity. The Company is currently being supported by The Growing Season, a nonprofit organization dedicated to community wellness.

As of December 31, 2023, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs

reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
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> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of December 31, 2023 and 2022.

<u>Organizational Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

<u>Income Taxes</u>

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2023. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY/(DEFICIT)

No membership units have been issued and no capital has been contributed to the Company as of December 31, 2023.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation Crowdfunding offering of its membership interests in 2024.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT F: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions, and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or

its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, “unrealized receivables” includes depreciation subject to “recapture” under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor’s share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company’s debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor’s share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor’s transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee’s share of liabilities. For this purpose, the fair market value will not include the decedent’s share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company’s income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company’s assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.